(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-51805

CUSIP Number N/A

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Elandia, Inc.
Full Name of Registrant

1500 Cordova Road, Suite 312
Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33316
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

In the last quarter of 2005, the Registrant disposed of its principal operating assets and, in the first quarter of 2006, the Registrant consumated two acquisitions with operations in the South Pacific. The Annual Report on Form 10-K for the year ended December 31, 2006 will be the first consolidated annual report filed since these significant events occurred. Thus, management needs additional time in which to consolidate the financial statements and prepare the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harley L. Rollins	(954)	728-9090
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The consolidated statement of operations for the year ended December 31, 2006 will reflect the two acquisitions and will reflect a significant change in results of operations. Specifically, revenue for the year ended December 31, 2005, was approximately $7,800,000; however, revenue for the year ended December 31, 2006, increased by approximately 500%. For the year ended December 31, 2005, we had significant losses from our discontinued operations. Our net loss for the year ended December 31, 2005 amounted to $10,156,443. We expect that our net loss for the year ended December 31, 2006 will be approximately one-half the loss for the year ended December 31, 2005.

ELANDIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007	By:	/S/ Harley L. Rollins
Harley L. Rollins,
Chief Financial Officer

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